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                             December 8, 2021

       Zaid Pardesi
       Chief Financial Officer
       Oaktree Acquisition Corp. II
       333 South Grand Avenue
       28th Floor
       Los Angeles, CA 90071

                                                        Re: Oaktree Acquisition
Corp. II
                                                            Form 8-K filed
December 2, 2021
                                                            File No. 001-39526

       Dear Mr. Pardesi:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed December 2, 2021

       Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review

   1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in
the absence of an audit committee, or authorized officer or officers, discussed with the
registrant   s independent accountant the matters disclosed in the filing pursuant to this Item
4.02(a).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you
       have any questions.
 Zaid Pardesi
Oaktree Acquisition Corp. II
December 8, 2021
Page 2


FirstName LastNameZaid Pardesi              Sincerely,
Comapany NameOaktree Acquisition Corp. II
                                            Division of Corporation Finance
December 8, 2021 Page 2                     Office of Real Estate &
Construction
FirstName LastName